Simpson Thacher & Bartlett
icbc tower, 35th floor 3 garden road, central hong kong

telephone: +852-2514-7600 facsimile: +852-2869-7694

Direct Dial Number +852-2514-7620	E-mail Address ygao@stblaw.com

September 25, 2023

Confidential and via edgar

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Ameen Hamady
Ms. Shannon Menjivar
Mr. Austin Pattan
Mr. Andrew Mew
Mr. Kibum Park
Mr. David Link

Re:	GreenTree Hospitality Group Ltd. Form 20-F for the Year Ended December 31, 2022 Filed on April 28, 2023 File No. 001-38425

Ladies and Gentlemen:

On behalf of our client, GreenTree Hospitality Group Ltd. (the “Company”), we are submitting this letter in response to your correspondence dated September 11, 2023 (the “September 11 Letter”) concerning the above-referenced annual report on Form 20-F that the Company filed with the Commission on April 28, 2023.

In the September 11 Letter, you requested that the Company respond to the Staff’s comments within 10 business days or advise the Staff as soon as possible when the Company will respond. The Company respectfully advises the Staff that it is working on its responses and that it will require additional time in order to respond fully to your letter.

The Company is therefore requesting an extension until October 5, 2023 and expects to respond no later than that date.

Simpson Thacher & Bartlett
Division of Corporation Finance U.S. Securities and Exchange Commission	-2-	September 25, 2023

In the meantime, please do not hesitate to contact me at +852-2514-7620 (work) or ygao@stblaw.com (email).

Very truly yours,

/s/ Yi Gao

Yi Gao

cc:	Alex S. Xu, Chairman and Chief Executive Officer
Gregory James Karns, Director, General Counsel
Yiping Yang, Chief Financial Officer

GreenTree Hospitality Group Ltd.

Zhao Xiang Gu, Partner

Ernst & Young Hua Ming LLP